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                                                                       Exhibit 4

                         CASUARINA CAYMAN HOLDINGS LTD.
                               207 Grandview Drive
                          Fort Mitchell, KY 41017-2799

                                                               November 22, 1999


Mr. Joseph C. Calabro
Chairman of the Office of the Chairman
Lodgian, Inc.
3445 Peachtree Road, N.E.
Atlanta, GA 30326

Dear Mr. Calabro,

        We received your letter dated November 19, 1999 in response to my letter dated November 16, 1999.

        We do not know what you mean by rejecting the "terms and conditions" by which we propose to move forward regarding a purchase of Lodgian since our November 19 letter did not set forth any "terms and conditions." Indeed, we never used that phrase at all in our letter. All we had stated in our letter was simply the following: if Lodgian provides us with customary information for a transaction of this type, we believe we will promptly be in a position to offer Lodgian shareholders an extraordinary premium, entirely in cash, for all of their shares.

        As to your statement as to the inadequacy of our proposed valuation of $6.50 per share, this value represents an approximately 50 percent premium over recent trading levels. Moreover, providing us with the information we seek may enable us to increase our valuation above $6.50.

        We can only assume from your letter that the Lodgian Board is not interested in maximizing value for its shareholders and, therefore, is disregarding its fiduciary duties to act in the best interests of the owners of Lodgian.

        We have already received unsolicited calls from several of your shareholders indicating their support for our proposal. I urge you to reconsider and provide us with the information necessary to make what we believe would be a compelling offer to your shareholders. Summarily rejecting our proposal without due consideration is neither prudent
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nor advisable. In any event, I assure you that we remain interested in acquiring
Lodgian and will consider all available alternatives for achieving that objective for the benefit of all your shareholders.

                                   Sincerely,

                                   /s/ William J. Yung
                                   -------------------
                                   William J. Yung
                                   President